FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of Oct 2018

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 6021805
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Magic xpi Integration Platform Achieves SAP-Certified Integration with SAP S/4HANA®

Press Release

Magic xpi Integration Platform Achieves SAP-Certified Integration with SAP S/4HANA®

Magic’s integration solution empowers customers to automate and optimize processes through interoperability with SAP® solutions

Or Yehuda, Israel, October 9, 2018 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of end-to-end integration and low-code application development platforms and IT consulting services, announced today that its Magic xpi Integration Platform 4 has achieved SAP-certified integration with SAP S/4HANA, enabling Magic’s customers to optimize business processes through automation across leading ERP, CRM, finance, and other enterprise systems using a single platform.

The SAP Integration and Certification Center (SAP ICC) has certified that Magic xpi Integration Platform 4 integrates with SAP S/4HANA to connect with any system or data source, and can expose SAP data on the web or via mobile devices.

“SAP certifications for Magic xpi is part of our continuous commitment to provide vendor approved connectors to speed up time to market for software, while ensuring ease of maintenance and upgrades,” commented Yuval Lavi, VP of Technology & Innovation at Magic Software. “With today’s focus on digital transformation and continuous innovation, certified integrations are an important building block for ensuring a free flow of information throughout the enterprise for optimizing end-to-end business processes.”

As a result of the certified integration, Magic Software customers can be confident that Magic xpi has been proven to smoothly integrate with SAP solutions. Magic Software provides a fast and effective way to automate and optimize business processes involving SAP solutions and other applications, systems or data sources. For example, Magic xpi provides the ability to integrate ERP, CRM and eCommerce systems for supporting business growth and creating differentiating customer experiences. In addition, Magic xpi is used to integrate ERP and MES systems for improved inventory management and quicker agility when responding to fast changing customer requirements.

About Magic Software Enterprises
Magic Software Enterprises is a global provider of powerful and versatile end-to-end, on-premises and cloud-based integration and low-code application development platforms.

With over 30 years of experience, 24 regional offices, millions of installations worldwide, and strategic alliances with global IT leaders, Magic enables its customers to seamlessly adopt new technologies and maximize business opportunities. Magic collaborates closely with its customers and thousands of business partners in 50 countries to accelerate their business performance.

SAP, SAP NetWeaver, SAP S/4HANA and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP SE (or an SAP affiliate company) in Germany and other countries. See http://www.sap.com/corporate-en/legal/copyright/index.epx for additional trademark information and notices. All other product and service names mentioned are the trademarks of their respective companies.

Press Contact:

Tsipora Cohen | Global Head of Marketing

Magic Software Enterprises
tcohen@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Oct 10, 2018	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1 Magic xpi Integration Platform Achieves SAP-Certified Integration with SAP S/4HANA®

Exhibit 10.1